Filed by NLS Pharmaceutics Ltd. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Kadimastem Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On April 15, 2025, NLS Pharmaceutics Ltd. issued a press release titled: “NLS Pharmaceutics Announces Positive Results from Study KO-943 Demonstrating Mazindol Reduces Fentanyl-Induced Reward in Animal Models.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Announces Positive Results from Study KO-943 Demonstrating Mazindol Reduces Fentanyl-Induced Reward in Animal Models”

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: April 15, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

2

Exhibit 99.1

NLS Pharmaceutics Announces Positive Results from
Study KO-943 Demonstrating Mazindol Reduces Fentanyl-
Induced Reward in Animal Models

Non-opioid, multi-mechanism profile positions Mazindol as a differentiated asset in addiction therapeutics

Favorable results support potential expansion into high-value markets beyond
ADHD and narcolepsy

Zurich, Switzerland – April 15, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP) (NASDAQ: NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on developing innovative therapies for central nervous system (CNS) disorders, today announced positive results from Study KO-943, a preclinical investigation evaluating the efficacy of Mazindol in mitigating fentanyl-induced conditioned place preference (CPP) in mice. The study, conducted by Key-Obs SAS, a leading preclinical CRO, provides evidence that Mazindol may offer a novel, non-opioid approach for the treatment of fentanyl use disorder — a condition contributing to over 75% of opioid-related overdose deaths in the United States.

As the United States continues to battle the devastating effects of the fentanyl epidemic — now the leading cause of death for Americans aged 18–45 — the urgency for effective, non-opioid treatment options has never been greater. Addressing the crisis has become a renewed national priority, underscored by continued federal initiatives to combat the opioid epidemic and renewed efforts to thwart the flow of illegal opioids into the country. The U.S. opioid and broader substance use disorder treatment market, valued at over $35 billion in 2021, is projected to exceed $60 billion by 2029, driven by the immediate demand for safer, more effective alternatives to traditional opioid-based therapies.

Study Design and Key Findings

Study KO-943 utilized a validated CPP paradigm in C57BL/6J mice to measure the rewarding properties of fentanyl and the modulatory effects of Mazindol. Mice were divided into four groups: vehicle control, fentanyl-only (0.1 mg/kg, s.c.), and fentanyl with Mazindol co-treatment (0.25 mg/kg or 0.5 mg/kg, i.p.). The primary outcome measured was the change in time spent in the drug-paired compartment after conditioning.

-	Fentanyl significantly increased place preference (p ≤ 0.05 vs. vehicle), confirming its potent rewarding effect.

-	Mazindol at 0.5 mg/kg significantly reduced fentanyl-induced CPP (p ≤ 0.05; p ≤ 0.01 vs. fentanyl-only), bringing behavior close to baseline.

-	The 0.25 mg/kg dose showed a trend toward reduction, indicating a dose-dependent effect.

“We believe that these data provide compelling evidence of the multi-target potential of Mazindol to address the opioid crisis through a novel mechanism of action,” said Dr. Eric Konofal, MD, PhD, Chief Scientific Officer of NLS Pharmaceutics. “By targeting key pathways—including partial mu-opioid receptor (MOP) agonism, serotonin 5-HT1A modulation, and orexin-2 receptor (OX2R) activity—Mazindol offers a robust and differentiated approach to reduce both opioid reward and withdrawal symptoms without the dependence risk associated with substitution therapies. Importantly, these findings further support the superior potential efficacy profile of Mazindol as already demonstrated in certain ADHD populations.”

This development comes after the company recently raised up to $3 million and signed a $25 million committed equity facility agreement as part of the planned strategic merger with Kadimastem Ltd. This funding will enable the merged company to develop Kadimastem cell therapy clinical assets and to continue the development of the NLS assets that will remain post-merger, including:

-	Assets to remain with the merged company (NucelX): DOXA platform (Dual Orexin Receptor Agonist).

-	Assets to be allocated to the CVR: Mazindol ER, NLS-4, NLS-8, NLS-11, NLS-12.

Mechanism of Action

Mazindol is a pan-monoamine reuptake inhibitor with additional pharmacological effects:

-	Partial mu-opioid receptor (MOP) modulation – to reduce withdrawal symptoms without reinforcing effects.

-	5-HT1A receptor interaction – to regulate mood, stress, and pain pathways during withdrawal.

-	OX2R activity – to promote wakefulness and reduce sedation.

This unique multi-target profile positions Mazindol as a differentiated and potentially safer alternative to current opioid substitution therapies.

“We believe these compelling preclinical findings represent a significant milestone in our strategic expansion into substance use disorders,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “The ability of Mazindol ER to blunt the rewarding effects of fentanyl highlights its potential as a treatment for those with substance use disorders.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company dedicated to developing innovative treatments for CNS disorders, including ADHD, narcolepsy, and substance use disorders. The Company’s lead compound, Mazindol ER, is being investigated across several indications due to its unique pharmacological action on monoaminergic, opioid, serotonergic, and orexinergic systems.

2

About Kadimastem

Kadimastem is a clinical stage cell therapy company, developing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, the company’s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is the company’s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the use of Mazindol as a potential novel treatment for fentanyl dependence, regulatory approval timelines, clinical trial outcomes, market acceptance and its expected preclinical program. Further, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders, as well as the expected strategic position of the combined company following the merger, if completed. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to NLS’s ability to have future successful meetings with the FDA; risks related to the companies’ ability to complete the NLS’s pending merger with Kadimastem Ltd. on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger or resulting from the trial or preclinical program and potential adverse reactions or changes to business relationships resulting from the announcement of the trial or preclinical program; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s registration statement on Form F-4, filed with the SEC on March 31, 2025.

Contact:

Investor Relations Contact
InvestorRelations@nls-pharma.com
www.nlspharma.com

3